UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT
NO. 1 TO
SCHEDULE 14A

(RULE 14a-101)
INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate box:
☒ Preliminary Consent Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Consent Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

PICO HOLDINGS, INC.
(Name of Registrant as Specified in Its Charter)

Leder Holdings, LLC
LH Brokerage, LLC
Leder Holdings Opportunity Fund LLC
Sean M. Leder
(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 8, 2016

CONSENT STATEMENT OF LEDER HOLDINGS, LLC

February [__], 2016

To the Fellow Shareholders of PICO Holdings, Inc.:

This Consent Statement, the enclosed Special Meeting Request Form attached as Exhibit A‑1, the accompanying WHITE Request Card attached as Exhibit A‑2 and the Additional Information Form attached as Exhibit A-3 are being furnished to you as a shareholder of PICO Holdings, Inc., a California corporation (which we refer to as the “Company” or “PICO”), by Leder Holdings, LLC, a Delaware limited liability company.  The purpose of our sending you these materials is to solicit your revocable proxy in the form of the accompanying WHITE Request Card to authorize us to deliver to the Company the Special Meeting Request Form on your behalf in order to call a Special Meeting of the Company’s shareholders in order to remove and replace the current directors of the Company.  We are mailing a printed copy of this Consent Statement, the enclosed Special Meeting Request Form attached as Exhibit A-1, the accompanying WHITE Request Card attached as Exhibit A-2 and the Additional Information Form attached as Exhibit A-3 beginning on or about February [_], 2016.

Under the California Corporations Code and the Company’s Amended and Restated Bylaws, holders of shares of the Company’s common stock entitled to cast not less than 10% of the votes at a special meeting are entitled to call a special meeting, subject to certain requirements set forth in Article II of the Bylaws.

We are seeking your support to call the Special Meeting to consider and vote upon the following proposals:

Proposal 1: to amend the Bylaws to allow for the election of directors at a special meeting of shareholders without the prior authorization of the Board of Directors;

Proposal 2: if Proposal 1 prevails, to remove five of the Company’s seven current directors; and

Proposal 3: if Proposals 1 and 2 prevail, to elect directors to fill the vacancies on the Board created by the removal of directors under Proposal 2.

If we succeed in calling the Special Meeting, we expect to solicit proxies to vote in support of each the Proposals at the Special Meeting, and the proxy materials that we distribute will identify the candidates that we propose to fill the vacancies created by the removal of directors, if Proposal 2 is approved.  We expect that one of those candidates will be Sean M. Leder, the principal of Leder Holdings.

As discussed in more detail in this Consent Statement, and as we expect to discuss with greater particularity in the proxy materials in connection with the Special Meeting, we believe that the current Board has presided over enormous destruction in shareholder value and must be changed if shareholders are to realize value on their investment in the Company.  Because the PICO Board is staggered, shareholders will have the ability to elect at most three directors at the 2016 annual meeting, which would be insufficient to effect a change in the control of the Board.  The Special Meeting would give shareholders the opportunity to remove and replace a majority of the Board, and thereby, in our view, to improve the prospects for change and for the creation of shareholder value.

In accordance with the Company’s Bylaws, if a special meeting is duly requested by shareholders, the Company is required to cause notice to be given that a meeting will be held at the time requested by the shareholders, not less than 35 nor more than 60 days after the receipt of the shareholders request.   It is our intention to submit the request for the Special Meeting promptly after receiving WHITE Request Cards authorizing us to request the Special Meeting from shareholders holding the required percentage of shares.  By executing a WHITE Request Card authorizing us to request the Special Meeting, shareholders will also be authorizing us to select the date for the Special Meeting, within the time period set forth in the Bylaws.

Executing and returning the WHITE Request Card will authorize Leder Holdings Opportunity Fund LLC, an affiliate of Leder Holdings, to execute the Special Meeting Request Form to request the Special Meeting on your behalf, it will also authorize Leder Holdings Opportunity Fund to withdraw the request for the Special Meeting.  Under California law, the proxy you provide by executing a WHITE Request Card is valid for 11 months from the date it is signed unless you revoke it sooner than that.  However, we do not intend to use your WHITE Request Card to call the Special Meeting unless we have received WHITE Request Cards from a sufficient number of shareholders prior to ________, 2016.

By completing and returning the WHITE Request Card, you will be agreeing to inform us if you dispose of any of the shares of common stock with respect to which you are furnishing the WHITE Request Card prior to ________, 2016, which is the outside date by which we intend to submit the Special Meeting Request Form to the Company, assuming that we have received the WHITE Request Card from holders of a sufficient number of shares to satisfy the requirements of the Company’s Bylaws in order to call the meeting.  By completing and returning the WHITE Request Card you will not be entering into any agreement with us to hold or dispose of your shares, which you are free to do in your sole discretion.  However, if you do dispose of your shares prior to _________, 2016, you will be deemed to have revoked your WHITE Request Card to the extent of the shares that you dispose of.  If you do not inform us that you have disposed of any shares with respect to which you have furnished the WHITE Request Card, we will assume that you continue to own those shares at least through _________, 2016.

In addition to completing and returning to us the WHITE Request Card authorizing us to submit the Special Meeting Request Form on your behalf, we are also asking you to complete and return to us the Additional Information Form.  This form asks for certain additional information that the Company could maintain is necessary in order to validly submit a request for the Special Meeting.  Although we do not believe this information is necessary, we intend to submit it to the Company in order to avoid any possible challenge to our request for the Special Meeting.  Even if you hold your shares in street name — that is through a bank, broker or other nominee — you must submit the Additional Information Form directly to our Information Agent, identified below.

At this time, we are soliciting your revocable proxy in the form of the accompanying WHITE Request Card to empower us to deliver the valid, executed and completed Special Meeting Request Form on your behalf to a designated officer of the Company to call the Special Meeting.  We are not currently seeking your proxy, consent, authorization or agent designation for approval of any proposals or any other actions that would be considered at the Special Meeting.  In the event the Special Meeting is called, we will send you proxy materials relating to a vote on the applicable Proposals.

This solicitation is being made by Leder Holdings, and not on behalf of the Company or the Board of Directors of the Company.  You may receive a revocation Consent Statement from the Company together with an accompanying revocation card.  We urge you not to return any revocation card you may receive from the Company, since only the last dated card that you execute will count.

We thank you in advance for your support in calling the Special Meeting, which we believe is an important first step to restoring shareholder value.

Sincerely,

Sean M. Leder, Chief Executive Officer
Leder Holdings, LLC

If you have any questions, require assistance in voting your shares, or need additional copies of this Consent Statement, please contact:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036
(212) 297-0720
Stockholders Call Toll-Free at: (855) 208-8901
E-mail: info@okapipartners.com

WHY WE ARE SEEKING TO CALL THE SPECIAL MEETING

Over the past 10 years, the Company’s share price is down nearly 75% from its closing price of $33.95 on January 27, 2006 to $8.60 on February 8, 2016 and down by 82% from its high of $48.29 on May 11, 2007.  While PICO’s share price has precipitously declined, even after accounting for the recent volatility in the equity markets, the broader market indices have increased over this same 10-year period, with the S&P Total Return Index growing by 84% and the Russell 2000 Index growing by 59% during this period.

We believe it is not difficult to see why the financial markets have dramatically soured on the Company.  During the past 10 years, the Company has posted cumulative net losses of $212 million, and its book value per share has gone from $22.67 to $15.08, a decline of 33.5% (through September 30, 2015).   As an example of the value destroying choices made by management of the Company, PICO invested $108 million in the Northstar Canola business.  It sold that business on July 31, 2015 and netted approximately $18.4 million, a loss of 83%.

In contrast to the enormous loss in shareholder value over the past 10 years, the Company’s CEO, John Hart, has received over $17 million in salary and over $75 million in total compensation during this same period.

Excluding Eric H. Speron, who took office on January 16, 2016, the incumbent Board, with an average tenure of seven years, bears responsibility for the destruction of shareholder value and the substantial compensation paid to the Company’s chief executive officer despite the Company’s escalating cumulative losses.

We believe the only way to restore shareholder value is to substantially change the existing composition of the Company’s Board.  The Board is staggered, however, so that at the 2016 annual meeting, shareholders will be given the opportunity to vote upon the election of at most three directors, which would leave a majority of the Board intact, even if shareholders were successful in replacing all three directors.  If the Special Meeting is called as we propose, shareholders will be given the opportunity to remove and replace five directors, which would constitute a change in a majority of the Board.

We therefore believe that the first step in turning around the fortunes of the Company and restoring market confidence and shareholder value is to call the Special Meeting at which shareholders can vote to remove and replace a majority of the incumbent directors.

The Special Meeting Request Form calls upon the Company to call the Special Meeting in accordance with the California Corporations Code and the Company’s Bylaws, at which three proposals would be considered:

Proposal 1 is to amend the Company’s Bylaws to permit shareholders to elect directors at a special meeting without the prior authorization of the Board.  The Company’s current Bylaws prohibit shareholders from doing so.  While not conceding that the Bylaws are effective for this purpose, we are seeking to remove all doubt by amending the Bylaws.

Proposal 2 is to remove five of the incumbent members of the Board, including Carlos C. Campbell, Kristina M. Leslie, Kenneth J. Slepicka, Michael J. Machado and John R. Hart.  We would be seeking to remove only five of the current seven directors to make it more difficult to block removal, while still removing and replacing a majority of the Board if our solicitation at the Special Meeting is successful.  This is because, under the California Corporations Code, a director on a staggered board cannot be removed if the vote against removal were sufficient to elect the director were the shares voted on a cumulative basis.  If we were to seek the removal of all seven current directors, a smaller percentage of the outstanding shares could vote to block removal than if we seek to remove only five directors.  We believe it is necessary to remove and replace five directors because, under the Company’s charter documents, the Board could increase its size up to nine directors from the current seven.  Even if the Board were to do so, the removal and replacement of five directors by shareholders at the Special Meeting would still allow shareholders to replace a majority of the Board.

Proposal 3 is to elect five directors to the Board to replace the directors removed at the Special Meeting, assuming Proposal 2 is carried.  The candidates whom we propose to nominate for election will be disclosed in the proxy materials that we will circulate for the Special Meeting.  We anticipate, however, that one of the candidates will be Sean M. Leder, who is the principal of Leder Holdings.

If you complete and return the WHITE Request Card authorizing Leder Holdings Opportunity Fund LLC, an affiliate of Leder Holdings, to deliver the Special Meeting Request Card, you will also be authorizing Leder Holdings Opportunity Fund to withdraw the request for the Special Meeting after it has been submitted. We are asking for this authority because we can envision circumstances in which it would not be in the best interests of shareholders to proceed with the Special Meeting.  Specifically, we may decide to withdraw the request for the Special Meeting if the Board takes meaningful steps to respond to shareholder concerns, including the appointment of nominees to the Board acceptable to Leder Holdings.

BACKGROUND TO THE SOLICITATION

The following is a description of the events and circumstances, including contacts that we have had with representatives of the Company, that have preceded our decision to request that shareholders join us in requesting the Special Meeting.

•	Leder Holdings and affiliates currently own approximately 270,899 shares of the Company’s common stock, or approximately 1% of the outstanding shares, based on 23,037,587 shares outstanding as of January 27, 2016, as reported in the Company’s Preliminary Revocation Solicitation Statement filed February 2, 2016. We intend to continue building our position if we find attractive opportunities to do so. It is our belief that our interests are aligned directly with those of all other shareholders. Affiliates of Leder Holdings have substantial experience in real estate investment and management, and investing in undervalued situations, like the Company, that would benefit from greater management accountability or change. Over the past twenty years, Sean Leder, through various controlled entities, has been involved in transactions involving over 2 million square feet of commercial real estate in Florida, and has also engaged in investing privately in undervalued publicly traded companies with a real estate focus.

•	On May 13, 2015, Mr. Leder met Stephen Hartman, Executive Vice President of the Company’s subsidiary Vidler Water Company in Vidler’s corporate office located in Carson City, NV to discuss the Company’s water rights development business, including business prospects in the locations where Vidler is developing its water assets.

•	On May 14, 2015, Mr. Leder met with Max Webb, the Company’s Chief Financial Officer, at the Company’s corporate headquarters located in La Jolla, CA to discuss the Company’s investments. The discussion focused on the history and rationales for the Company’s investments, and the reasons why they had performed poorly.

•	The Company’s proxy statement for its 2015 annual meeting included a Board proposal to reincorporate the Company from California to Delaware. We believed that a reincorporation in the manner proposed by management would have deprived shareholders of significant corporate governance rights.

•	On June 25, 2015, we issued a letter to shareholders strongly urging them to oppose the proposal for reincorporation. We also urged shareholders to vote in favor of a proposal presented at the Company’s 2015 annual meeting recommending that the Board take action to destagger the Board, so that all directors would be elected annually. Under California law, both the Board and the holders of a majority of the shares of the Company’s common stock would need to approve an amendment to the Company’s Articles of Incorporation to destagger the Board. In our letter we presented arguments, similar to the points regarding the precipitous decline in shareholder value above, of why we believed that it was particularly egregious for the Board to be asking shareholders to cut back on their rights, and why the Board needed to be held to a higher standard of accountability with annual elections for the full Board.

•	On July 8, 2015, the Company withdrew from consideration at the 2015 annual meeting the proposal to reincorporate in Delaware.

•	The proposal to recommend elimination of the staggered board carried by a vote of 80% in favor to 7% against. Management, however, has failed to respond affirmatively to the expressed will of the overwhelming majority of shareholders to destagger the Board.

•	On July 21, 2015, we issued a second letter to shareholders reviewing the significance of the vote outcomes at the July 9, 2015 annual meeting. We also set forth concrete actions management and the Board should take to build value for shareholders. The actions that we proposed included ceasing to make positive pronouncements regarding poorly performing investments, as was the case with respect to the Company’s investment in Northstar Agri Industries; selling UCP, Inc., the Company’s homebuilding and land developing majority owned subsidiary; developing a clear, realistic program and timetable for extracting value from the Company’s water business; engaging in a share repurchase program; and implementing the shareholder proposal, approved by a substantial margin at the 2015 annual shareholders meeting, to de-stagger the Company’s Board.

•	On August 17, 2015, Mr. Leder exchanged emails with Mr. Webb regarding certain items in the Company’s June 30, 2015 Quarterly Report on Form 10-Q. The topics addressed in these emails included allocation of cash between UCP, Vidler and the Company’s deferred compensation plan; allocation of debt and equity investments between the Company’s parent level entity and the deferred compensation plan; tying various number in the Company’s segment reporting; and the carrying value for the Company’s investment in Mendell Energy, LLC.

•	On October 6, 2015, Mr. Leder visited the Vidler office, in Carson City, NV, and met with Dorothy Timian-Palmer, President and Chief Operating Officer of Vidler Water Company, to discuss the Company’s public filings regarding the Vidler water assets and water markets in which Vidler is invested. The conversation specifically addressed the supply of water to the rebounding North Valley region of Reno, Nevada, where the Company constructed infrastructure for water supply.

•	On November 17, 2015, Mr. Leder attended the Company’s Investor Day held in Reno, NV, at which Mr. Leder asked certain questions of John Hart, the Company’s Chief Executive Officer. Mr. Leder queried Mr. Hart concerning declassification of the Company’s Board in response to the advisory vote of shareholders to this effect at the 2015 annual meeting; the nature of the “Parallax Trading Model” referred to in Section 8 of Mr. Hart’s employment agreement, on which Mr. Hart was said to be a co-licensee, and whether the Company was paying licensing fees in this regard to an entity affiliated with Mr. Hart; the timing for hiring an investment banker to sell UCP; a Company employee who Mr. Leder understood was also managing Mr. Hart’s personal investments (and whose employment was terminated subsequent to the Investor Day); the legal costs incurred by the Company in connection with the proposal to reincorporate from California to Delaware, which was proposed by the Company and then withdrawn from consideration in connection with the 2015 annual meeting; and any agreements with outside consultants engaged by the Company in connection with its investment activities.

•	Mr. Leder’s communications with Company personnel (other than as regards purely factual matters or clarification of the Company’s financial reporting), and in particular the interaction with Mr. Hart at the Investor Day, did not instill confidence in us that the management of the Company was responsive to the concerns of Leder Holdings regarding the Company’s performance, which we believe are shared by other shareholders. We do not believe that waiting to take action until the 2016 annual meeting is advisable, both because only a minority of directors will be elected at the 2016 Annual Meeting, the date of which has not been set to our knowledge, and because we do not believe it is in the interest of the shareholders to delay a change in management. We therefore determined to solicit consents to call the Special Meeting. On January 27, 2016, we filed our preliminary proxy materials with the Securities and Exchange Commission for this solicitation of consents to call the Special Meeting, and we issued a press release announcing that we had done so.

THE PROPOSALS TO BE INTRODUCED AT THE SPECIAL MEETING

We are soliciting your support and consent to request a Special Meeting, the purpose of which would be to give shareholders the opportunity to vote on the removal and replacement of a majority of the current members of the Company’s Board.  The three Proposals that we believe are required to accomplish this result, and for which we are calling upon the Company to convene the Special Meeting, are described below.

Proposal 1

Section 2.13 of Article II of the Company’s current Bylaws provide that directors may be elected at the Company’s annual meeting of shareholders or, upon determination of the Board or a duly authorized committee thereof, at a special meeting of shareholders.  Under Section 9.1 of the Bylaws and Section 211 of the California Corporations Code, shareholders have the authority to amend the Bylaws without action by the Board.  Proposal 1 would amend the Bylaws to make it clear that directors may also be elected at a special meeting called by shareholders.  The following is the text of Proposal 1:

RESOLVED that Section 2.13(b) of Article II of the Bylaws be amended and restated as follows:

(b) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which Directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or any duly authorized committee thereof or (2) provided that a request for a special meeting has been delivered by one or more shareholders in accordance with Section 2.3 of these bylaws, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 2.13 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth in this Section 2.13. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more Directors to the Board of Directors, or a special meeting is called by a shareholder or shareholders pursuant to Section 2.3 of these bylaws, any such shareholder entitled to vote in such election of Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice in the same form as required by paragraph (a)(ii) of this Section 2.13 shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

A vote of the holders of a majority of the Company’s outstanding shares would be required to approve Proposal 1.

Proposal 2 (to be presented to the Special Meeting only if Proposal 1 is approved)

Under Proposal 2, which will be presented to the Special Meeting only if Proposal 1 to amend the Bylaws as described above is approved, the shareholders would be asked to vote at the Special Meeting to remove the following five directors from the Board: John R. Hart (in office 19 years), Carlos C. Campbell (in office 18 years), Kenneth J. Slepicka (in office 11 years), Kristina M. Leslie (in office 7 years) and Robert G. Deuster (in office 5 years).  We have selected Mr. Hart for removal because, as Chief Executive Officer and the longest serving director, we believe he was primarily responsible for the Company’s exceptionally poor performance referred to above.  The other four directors selected for removal are those with the longest tenures, and whom we therefore believe bear responsibility for the Company’s failure to perform.   Should any of these directors retire or be removed from office prior to the Special Meeting, Proposal 2 would provide for the removal of persons appointed to the Board as their replacements.  The following is the text of Proposal 2:

RESOLVED that John R. Hart, Carlos C. Campbell, Kenneth J. Slepicka, Kristina M. Leslie and Robert G. Deuster, and the successors of any of them appointed or elected to the Board of Directors of the Company since February    , 2016, are hereby removed from their positions as directors of the Company.

Removal of the directors requires the vote of the holders of a majority of the outstanding shares of common stock.  Moreover, under Section 303(a)(3) of the California Corporations Code, if a board is staggered, as is the Company’s Board, a director cannot be removed if the vote against removal would be sufficient to elect the director if the shares were voted using cumulative voting.

Proposal 3 (to be presented to the Special Meeting only if Proposals 1 and 2 are approved)

If Proposals 1 and 2 prevail, the shareholders will be requested to vote on a proposal to elect five directors to the Board, specifically in order to fill the vacancies created by a successful vote on Proposal 2.

To fill the vacancies created by a successful vote on Proposal 2, we expect to nominate for election five candidates to serve until their successors shall have been duly elected and qualified.  We will identify the names and qualifications of our candidates in the proxy materials that we will distribute in advance of the Special Meeting.  We anticipate, however, that Sean M. Leder, the principal of Leder Holdings, will be among our nominees.

In the event that the Board reduces the number of directors at or prior to the Special Meeting so that less than five vacancies exist on the Board following approval of Proposal 2, we will determine at the time which of our candidates to withdraw from nomination.  In any event, however, we intend to nominate a number of directors so as to constitute a majority of the Board, one of whom we expect to be Mr. Leder.

Election of directors at the Special Meeting, assuming approval by shareholders of Proposals 1 and 2, will be by plurality vote.  This means that if more than one candidate is nominated to fill a vacancy, the candidate receiving the greatest number of votes will be selected.

LEDER HOLDINGS STONGLY RECOMMENDS THAT YOU MARK THE ENCLOSED WHITE REQUEST CARD FOR THE REQUEST FOR A SPECIAL MEETING OF SHAREHOLDERS.

THE SPECIAL MEETING

For the Special Meeting to be properly requested in accordance with the Company’s Bylaws, a written request in favor of calling the Special Meeting must be executed and delivered to the Company by shareholders representing at least 10% of the outstanding shares of the Company’s common stock entitled to vote at the Special Meeting.

Leder Holdings together with its affiliates is the record holder of 1,000 shares of common stock and the beneficial owner of 269,899 shares of common stock, constituting approximately 1% of the common stock outstanding. This percentage is based on 23,037,587 shares of the common stock reported outstanding on January 27, 2016 according to the Company’s Preliminary Revocation Statement filed February 2, 2016. Accordingly, based on this number of shares outstanding, WHITE Request Cards representing an aggregate of at least 2,303,759 shares of common stock will be required to demand the call of the Special Meeting, or at least 2,032,860 shares of common stock in addition to the 270,899 shares beneficially owned by Leder Holdings and its affiliates.

According to Section 2.3 of the Company’s Bylaws, after a request for a meeting has been delivered to the chairman, the president, any vice president, or the secretary of the Company by holders of the required percentage of the outstanding shares, the officer receiving the request is required to cause notice to be given to the shareholders that a meeting will be held at the time requested by the shareholders calling the meeting, which must be at a time no less than 35 nor more than 60 days after the receipt of such request. If the notice is not given within 20 days after receipt of the request, the person or persons entitled to call the meeting may give the notice.

It is our intention to submit the request for the Special Meeting promptly after receiving WHITE Request Cards from shareholders holding the requisite percentage of shares of common stock authorizing us to submit the request. Under California law, the proxy you grant us by delivering a WHITE Request Card is valid for 11 months from the date it is signed (unless you revoke it before then), but we do not intend to request the Special Meeting unless we receive WHITE Request Cards from a sufficient number of shareholders prior to _____, 2016.  It is our further intention to request that the Special Meeting be held [   ] days after submission of the request, which we believe will provide adequate time to prepare, file and disseminate proxy materials for the Special Meeting, in compliance with the rules of the SEC. By executing a WHITE Request Card authorizing us to request the Special Meeting, shareholders will also be authorizing us to select the date for the Special Meeting, within the time period set forth in the Bylaws.

While we are currently only soliciting WHITE Request Cards in support of the calling of the Special Meeting, if the Special Meeting is called, our current intention is to put forth the Proposals described above under “The Proposals to be Introduced at the Special Meeting.”  We also expect to request, in our proxy solicitation relating to the Special Meeting, authority (i) to initiate and vote for proposals to recess or adjourn the Special Meeting for any reason, (ii) to oppose and vote against any other proposal to recess or adjourn the Special Meetings, and (iii) to vote in our discretion on any other matters that may be brought before the Special Meeting, if there is inadequate time to obtain instruction from the persons furnishing their proxies to us for the Special Meeting.

We do not currently anticipate additional proposals on any substantive matters.   Nevertheless, we reserve the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the Special Meeting.   We are not currently aware of any other proposals that might be brought before the Special Meeting.

INFORMATION CONCERNING THE PARTIPANTS IN THS SOLICITATION

Leder Holdings, LLC, LH Brokerage, LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder are referred to as Participants in this consent solicitation.  The principal business address of Mr. Leder and the other Participants is 4755 Technology Way, Suite 203, Boca Raton, FL  33431.

Leder Holdings is a privately held holding company with investments in real estate and undervalued public small-cap companies. Since 1995, The Leder Group, a predecessor enterprise, acquired, built, leased and managed over 2 million square feet of commercial buildings comprising nearly a half billion dollars in real estate transactions. Additional information about Leder Holdings can be found at www.lederholdings.com. Leder Holdings is committed to maximizing value for all PICO shareholders, by actively pursuing the course of action outlined in the Company’s July 21st letter to shareholders summarized above under “Background of the Solicitation.”  Among other things, if the Special Meeting is called, it is the intention of Leder Holdings to advocate in its platform that the Board of the Company be destaggered, so that shareholders can freely replace directors of whom they disapprove.

Sean M. Leder is the Chief Executive Officer of Leder Holdings, LLC, Chief Executive Officer of The Leder Group and President of Leder Realty & Management, Inc. and has over 22 years of real estate investment experience.  In these roles, Mr. Leder is responsible for the allocation of capital to real estate, fixed income and equities.  Mr. Leder has served on the board of directors of Qualstar Corporation since June 2013.  Mr. Leder began his career with the mergers and acquisitions group at Chase Manhattan Bank in 1993. Mr. Leder subsequently joined Merrill Lynch as an investment banker, working on the real estate investment banking team, handling corporate finance and M&A advisory services for REITs.  Mr. Leder received his B.A. in Political Science from Brandeis University in 1993.

Each of LH Brokerage and Leder Holdings Opportunity Fund are investment vehicles controlled by Mr. Leder.

As of the date of this filing, the Participants may be deemed to beneficially own, in the aggregate, 270,899 shares of the Company’s common stock, constituting approximately 1.18% of the Company’s outstanding common stock.  These include 160,401 shares held directly by LH Brokerage and 110,498 shares held directly by Leder Holdings Opportunity Fund, of which 1,000 shares are held of record by Leder Holdings Opportunity Fund. Mr. Leder may be deemed to beneficially own the shares directly owned by LH Brokerage and Leder Holdings Opportunity Fund. Leder Holdings may be deemed to beneficially own the shares directly owned by LH Brokerage. Please see Annex I for all transactions in the Company’s common stock effected by the Participants during the past two years.

Except as set forth in this Consent Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which directors may be elected at the Special Meeting, has special interests, direct or indirect, by securities holdings or otherwise in any matter to be acted upon as set forth in this Consent Statement.  There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

INFORMATION CONCERNING THE COMPANY

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Company files at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC filings are also available to the public at the SEC’s website at www.sec.gov.

Except as otherwise noted in this Consent Statement, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements in public documents and records that were not prepared by or on behalf of the Participants, or for any failure of the Company to disclose in its public documents and records any events that may affect the significance or accuracy of the information contained herein. For information regarding the security ownership of certain beneficial owners and executives of the Company, see Annex II.

CONSENT PROCEDURES

Leder Holdings is soliciting from the Company’s shareholders to request that the Company call the Special Meeting in accordance with the Company’s Bylaws and as described in this Consent Statement.  By executing a WHITE Request Card and authorizing Leder Holdings Opportunity Fund to request that the Company call the Special Meeting, shareholders will be authorizing us (i) to submit the Special Meeting Request Form on their behalf, (ii) to withdraw the request for the Special Meeting after it has been submitted to the Company, and (iii) to determine the date of the Special Meeting to be specified in the Special Meeting Request Form, in accordance with the Bylaws.

A failure to return a WHITE Request Card authorizing us to call the Special Meeting will have the same effect as opposing the call of a Special Meeting.

If your shares of Company common stock are registered in your own name, please sign, date and mail the enclosed WHITE Request Card to Okapi Partners in the postage-paid envelope provided.

If any of your shares of common stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute a WHITE Request Card for your shares and will do so only upon receipt of specific instructions from you.  Accordingly, please contact the person responsible for your account and give instructions for a written request to be signed representing your shares of common stock or follow the instructions on the voting instruction form that may have been sent to you by your brokerage firm, bank, nominee or other institution together with this Consent Statement.

The WHITE Request Cards to call the Special Meeting will not grant us the power to vote your shares of common stock at the Special Meeting and will not commit you to cast any vote in favor or against any proposal to be brought before the Special Meeting.  To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Revocation

You may revoke your WHITE Request Card at any time prior to the date on which we deliver the Special Meeting Request Form to the Company by delivering a written revocation to us, care of Okapi, at the address set forth on the back cover of this Consent Statement or by submitting a later-dated consent authorization to the Company. Such a revocation must clearly state that your WHITE Request Card is no longer effective. Any revocation of a WHITE Request Card will not affect any action taken by us pursuant to the WHITE Request Card prior to such revocation. Although a revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, we request that either the original or a copy of all revocations be mailed, faxed or e-mailed to us, care of Okapi, so that we will be aware of all revocations and can more accurately determine if and when enough WHITE Request Cards have been received from shareholders.

By completing and returning the WHITE Request Card, you will be agreeing to inform us if you dispose of any of the shares of common stock with respect to which you are furnishing the WHITE Request Card prior to ________, 2016, which is the outside date by which we intend to submit the Special Meeting Request Form to the Company, assuming that we have received the WHITE Request Card from holders of a sufficient number of shares to satisfy the requirements of the Company’s Bylaws in order to call the meeting.  By completing and returning the WHITE Request Card you will not be entering into any agreement with us to hold or dispose of your shares, which you are free to do in your sole discretion.  However, if you do dispose of your shares prior to _________, 2016, you will be deemed to have revoked your WHITE Request Card to the extent of the shares that you dispose of.  If you do not inform us that you have disposed of any shares with respect to which you furnished the WHITE Request Card, we will assume that you continue to own those shares at least through _________, 2016.

Additional Information Form

In addition to the WHITE Request Card, we are asking you to complete and return the Additional Information Form attached as Exhibit A-3 to this Consent Statement.  The Additional Information Form calls for certain information that is specified in Section 2.13(a)(ii)(C) of the Company’s Bylaws which we will be submitting to the Company on behalf of each shareholder that authorizes us to complete the Special Meeting Request Form on its behalf.  We do not concede that this information is required to be submitted to the Company in order to validly require the Company to call the Special Meeting, and we believe that it is not required.  However, we intend to submit this information to the Company in order to avoid any possible challenge by the Company to our request for the Special Meeting, even though we believe that such a challenge would be frivolous.  The information specified in Section 2.13(a)(ii)(C) of the Bylaws includes the following:

(i)              the name and address of the holder of the shares with respect to which the WHITE Request Form is being submitted;

(ii)             the number of shares of the Company’s common stock that such holder owns beneficially and of record; and

(iii)           any derivative positions with respect to shares of the Company’s capital stock held beneficially or of record, by you or on your behalf, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to the shares of the Company’s capital stock by you or on your behalf, and the extent to which any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease your voting power with respect to shares of the Company’s capital stock.

We intend to use this information solely for the purposes of submitting it to the Company pursuant to Section 2.13(a)(ii)(C) of the Company’s Bylaws along with the Special Meeting Request Form, even though we believe it is not required.  To the extent that the Special Meeting Request Form is not submitted to the Company, we will destroy the information.

If you own your shares of common stock of record, you should submit the Additional Information Form together with your WHITE Request Card by mailing it to the Information Agent in the envelope provided to you together with this Consent Statement.  If you own your shares of common stock in street name — that is through a bank, broker or other nominee — you must submit the information directly to our Information Agent at the following address:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036
(212) 297-0720
Stockholders Call Toll-Free at: (855) 208-8901
E-mail: info@okapipartners.com

If you have any questions regarding the Additional Information Form, please contact, Okapi Partners.

Important:  In order to assure that your consent to authorize us to submit the Special Meeting Request Form on your behalf will be recognized, you must complete and submit the Additional Information Form.

No Intention to Form a Group

We are soliciting your authorization to submit the Special Meeting Request Form in accordance with Regulation 14A under the Securities Exchange Act of 1934 and your authorization will be revocable until the Special Meeting Request Form is submitted to the Company in accordance with the Company’s Bylaws.  The Securities and Exchange Commission has expressed the belief that a shareholder who is a passive recipient of soliciting activities, without more, would not be deemed a member of a group under Rule 13d-5(b)(1) with persons conducting the solicitation, even where the soliciting activities result in the shareholder granting a revocable proxy.  SEC Release No. 34-39538.  We have not sought the guidance of the SEC or its staff on the application of this position to our solicitation pursuant to this Consent Statement.  However, we believe that our solicitation is of the type contemplated in the SEC Release.

EXPENSES

Leder Holdings has retained Okapi Partners LLC to act as our Information Agent in connection with this consent solicitation.  Okapi has agreed in that capacity to provide consulting and analytical services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders. Leder Holdings has agreed to pay Okapi a fee for its services estimated to be not more than $4,000 and to reimburse Okapi for its reasonable out-of-pocket expenses. Leder Holdings also has agreed to indemnify Okapi against certain liabilities and expenses in connection with this consent solicitation, including liabilities under the federal securities laws. Approximately [___] employees of Okapi will engage in the solicitation. Consents may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may also be made by persons employed by or affiliated with Leder Holdings. However, no such person will receive additional compensation for such solicitation.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of PICO shares which they hold of record, and Leder Holdings will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this consent solicitation are expected to be approximately $50,000 in the aggregate and will be borne by Leder Holdings. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $[____] has been spent to date. The actual costs and expenses could be materially different than the estimated amounts.

The purpose of the proposals in this Consent Statement is to advance the interests of all the Company’s shareholders. Therefore, Leder Holdings believes that its expenses related to this consent solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this consent solicitation is successful. The question of reimbursement of the expenses of Leder Holdings by the Company will not be submitted to a shareholder vote.

INFORMATION CONCERNING SHAREHOLDER PROPOSALS
AND DIRECTOR NOMINATIONS

The following information concerning shareholder proposals and director nominations is contained in the Company’s proxy statement for its 2015 annual meeting:

Shareholder proposals that are intended for inclusion in our 2016 proxy statement and acted upon at our Annual Meeting of Shareholders in 2016 must be received no later than January 28, 2016. In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in Company-sponsored proxy materials. Shareholder proposals must be delivered to our Corporate Secretary by mail at 7979 Ivanhoe Avenue, Suite 300, La Jolla, California 92037, Attention: Corporate Secretary, or by facsimile at (858) 456-6480. As the rules of the United States Securities and Exchange Commission make clear, simply submitting a proposal does not guarantee that it will be included in our proxy materials.

Requirements for Shareholder Proposals and Director Nominations to be Brought Before the 2016 Annual Meeting of Shareholders. Notice of any proposal or director nomination that you intend to present at the 2016 Annual Meeting of Shareholders, but do not intend to have included in the proxy statement and form of proxy relating to the 2016 Annual Meeting of Shareholders, must be delivered to our Corporate Secretary by mail at 7979 Ivanhoe Avenue, Suite 300, La Jolla, California 92037, Attention: Corporate Secretary, or by facsimile at (858) 456-6480 not earlier than the close of business on March 11, 2016 and not later than the close of business on April 10, 2016. In addition, your notice must set forth the information required by our bylaws.

CONCLUSION

After years of losses and declining share value, we hope you share our view that change at the Board level is required if shareholders are to realize value from their investments in the Company.  Calling the Special Meeting is the first step in effecting what we believe is a long overdue change.

Your support is important.  Please sign, date and mail the enclosed WHITE request card and the Additional Information Form as soon as possible in the enclosed postage-paid envelope.

If your shares of common stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can sign a written request with respect to your common stock. Accordingly, please contact the person responsible for your account and give instructions for a written request to be signed representing your shares of common stock.

If you have any questions about this consent solicitation or voting your shares or require assistance, please contact:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036
(212) 297-0720
Stockholders Call Toll-Free at: (855) 208-8901
E-mail: info@okapipartners.com

We thank you for in advance for your support.

Sean M. Leder, Chief Executive Officer
Leder Holdings, LLC

February __, 2016

ANNEX I

Transactions in Securities of the Company During the Past Two Years

LH Brokerage, LLC

Nature of the Transaction	Number of Shares of Common Stock	Date
Purchase	6,925	03/16/2015
Purchase	10,000	03/17/2015
Purchase	500	04/30/2015
Purchase	1,000	05/08/2015
Purchase	100	05/27/2015
Purchase	1,600	05/28/2015
Purchase	1,400	05/29/2015
Purchase	2,094	06/01/2015
Purchase	1,101	06/11/2015
Purchase	5,901	06/16/2015
Purchase	5,000	06/17/2015
Purchase	14,612	06/18/2015
Purchase	400	06/22/2015
Purchase	6,470	06/24/2015
Purchase	6,637	06/25/2015
Purchase	2,513	06/29/2015
Purchase	5,100	06/30/2015
Purchase	5,100	07/01/2015
Purchase	1,967	07/13/2015
Purchase	7,100	07/20/2015
Purchase	5,100	07/22/2015
Purchase	10,200	07/23/2015
Purchase	2,920	07/27/2015
Purchase	4,208	08/05/2015
Purchase	1,000	08/06/2015
Purchase	1,776	08/07/2015
Purchase	4,276	09/25/2015
Purchase	6,878	09/28/2015
Purchase	5,000	10/29/2015
Purchase	2,900	10/30/2015
Purchase	4,888	11/10/2015
Purchase	1,304	11/12/2015
Purchase	2,500	11/13/2015
Purchase	5,000	11/17/2015
Purchase	2,229	12/14/2015
Purchase	5,000	01/08/2016
Purchase	9,702	01/13/2016

Leder Holdings Opportunity Fund LLC

Nature of the Transaction	Number of Shares of Common Stock	Date
Purchase	42,550	1/19/2016
Purchase	7,135	1/20/2016
Purchase	100	1/22/2016
Purchase	30,000	1/25/2016
Purchase	1,100	2/2/2016
Purchase	10,000	2/3/2016
Purchase	15,000	2/5/2016
Purchase	4,613	2/8/2016

ANNEX II

The following table and related explanatory text and footnotes are reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on February 2, 2016

The following table sets forth information, as of January 27, 2016, with respect to the beneficial ownership of our common stock by (i) each person whom we know to be the beneficial owner of more than 5% of our common stock based upon Schedule 13G and Schedule 13D reports filed with the Securities and Exchange Commission, (ii) each of our directors, (iii) each “named executive officer,” and (iv) all of our current executive officers and directors as a group.

Unless otherwise indicated, the business address for each person is 7979 Ivanhoe Avenue, Suite 300, La Jolla, CA 92037. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as otherwise noted, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. As of January 27, 2016, 23,037,587 shares of our common stock were outstanding.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percentage Ownership
Named Executive Officers and Directors
John R. Hart (1) (15) (16)	295,393	1.3%
Maxim C.W. Webb (2) (15) (16)	76,676	*
John T. Perri (3) (15) (16)	28,073	*
Kristina M. Leslie (6)	8,636	*
Carlos C. Campbell (4) (6)	4,407	*
Robert G. Deuster (6)	7,539	*
Michael J. Machado (6)	4,407	*
Kenneth J. Slepicka (6)	9,493	*
Eric Speron (5)	842,264	3.7%
Current Executive Officers and Directors as a Group (10 persons)	1,276,888	5.5%

5% Shareholders
RHJ International SA (7) Avenue Louise 326 1050 Brussels, Belgium	2,311,338	10.0%
River Road Asset Management, LLC (8) 462 S. 4th Street., Ste 1600, Louisville, KY 40202	1,913,618	8.3%
Bank of Montreal (9) 1 First Canadian Place, Toronto, Ontario, Canada	1,769,777	7.7%
Royce & Associates, LLC (10) 745 Fifth Avenue, New York, NY 10151	1,542,389	6.7%
The Vanguard Group (11) 100 Vanguard Blvd., Malvern, PA 19355	1,409,248	6.1%
BlackRock, Inc. (12) 55 East 52nd Street, New York, NY 10022	1,408,573	6.1%
Central Square Management, LLC (13) 1813 N. Mill Street, Suite F, Naperville, IL 60563	1,243,394	5.4%
Artisan Partners Holdings LP (14) 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202	1,225,901	5.3%
* Represents less than 1% of the issued and outstanding shares of common stock as of the date of this table.

(1)	Represents 36,256 shares held in our 401(k) plan and 259,137 shares held directly. The number of shares shown above does not include 53,996 shares held in a deferred compensation trust account. U.S. Bank, N.A., as trustee of the grantor trust, has sole voting power over such shares. This number also does not include 53,572 shares of RSU that will not vest within 60 days.

(2)	Represents 1,290 shares held in our 401(k) plan and 75,386 shares held directly. The number of shares shown above does not include 1,375 shares held in a deferred compensation trust account. U.S. Bank, N.A., as trustee of the grantor trust, has sole voting power over such shares. This number also does not include 17,857 shares of RSU that will not vest within 60 days.

(3)	Represents 263 shares held in our 401(k) plan and 27,810 shares held directly. This number does not include 13,571 shares of RSU that will not vest within 60 days.

(4)	Represents 4,407 shares held directly. The number of shares shown above does not include 2,644 shares held in a deferred compensation trust account. U.S. Bank, N.A., as trustee of the grantor trust, has sole voting power over such shares.

(5)	Represents 20,900 shares held in a personal IRA account, 39,100 shares held directly and 190 shares held by Mr. Speron's spouse in a personal IRA. This number also includes 782,074 shares held by First Foundation Advisors on behalf of their clients, in which Mr. Speron does not have a pecuniary interest, but for which in his role as a member of the Investment Committee of First Foundation Advisors, Mr. Speron has shared voting and dispositive power.

(6)	The number of shares does not include 3,050 shares of RSU that will vest on June 3, 2016 (not within 60 days).

(7)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on March 13, 2015. Kleinwort Benson Investors Dublin Limited (“Kleinwort Investors”) beneficially owned 2,311,338 shares, with shared voting and dispositive power over such shares. Kleinwort Investors is a wholly owned subsidiary of Kleinwort Benson Group Limited (“Kleinwort Group”), which is a wholly owned subsidiary of RHJ International SA (“RHJ”). As such, RHJ and Kleinwort Group may be deemed to beneficially own all shares beneficially owned by Kleinwort Investors.

(8)	Beneficial ownership of shares as reported on Schedule 13G filed with the SEC on December 30, 2015. River Road Asset Management, LLC beneficially owned 1,913,618 shares, with sole voting power over 1,571,081 shares and sole dispositive power over 1,913,618 shares.

(9)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on February 13, 2015. BMO Asset Management Corp. beneficially owned 1,677,921 shares, with sole voting power over 1,484,493 shares, shared voting power over 1,109 shares, and sole dispositive power over 1,677,921 shares. BMO Harris Bank N.A. beneficially owned 91,856 shares, with sole voting power over 75,222 shares, shared voting power over 300 shares, and shared dispositive power over 91,856 shares. Bank of Montreal is the ultimate parent company of BMO Asset Management, Corp., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Securities Exchange Act of 1934, as amended. As parent company, Bank of Montreal is deemed to beneficially own 1,769,777 shares held by its subsidiaries, with sole voting power over 1,559,715 shares, shared voting power over 1,409 shares, sole dispositive power over 1,677,921 shares, and shared dispositive power over 91,856 shares.

(10)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on January 20, 2016.

(11)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on February 11, 2015. The Vanguard Group, Inc. beneficially owned 1,409,248 shares, with sole voting power over 32,459 shares, sole dispositive power over 1,378,089 shares, and shared dispositive power over 31,159 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 31,159 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 1,300 shares as a result of its serving as investment manager of Australian investment offerings.

(12)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on January 27, 2016. BlackRock, Inc. beneficially owned 1,408,573 shares, with sole voting power over 1,342,445 shares, and sole dispositive power over 1,408,573 shares, which shares are reported by BlackRock, Inc. as a parent holding company of its subsidiaries.

(13)	Beneficial ownership of shares as reported on Schedule 13D/A filed with the SEC on January 5, 2016. Central Square Capital LP (“Central Square Capital”) beneficially owned 795,772 shares, with shared voting and dispositive power over 795,772 shares. Central Square Capital Master LP (“Central Square Master”) beneficially owned 447,622 shares, with shared voting and dispositive power over 447,622 shares. Central Square GP LLC (“Central Square GP”) as the general partner of Central Square Capital, may be deemed the beneficial owner of the 795,772 shares owned by Central Square Capital. Central Square GP II LLC (“Central Square GP II”), as the general partner of Central Square Master, may be deemed the beneficial owner of the 447,622 shares owned by Central Square Master. Central Square Management LLC (“Central Square Management”), as the investment manager of each of Central Square Capital and Central Square Master, may be deemed the beneficial owner of the (i) 795,772 shares owned by Central Square Capital and (ii) 447,622 shares owned by Central Square Master. Mr. Cardwell, as the managing member of each of Central Square GP, Central Square GP II and Central Square Management, may be deemed the beneficial owner of the (i) 795,772 shares owned by Central Square Capital and (ii) 447,622 shares owned by Central Square Master.

(14)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on January 30, 2015. Artisan Partners Limited Partnership, an investment adviser (“Artisan Partners”), beneficially owned 1,225,901 shares, with shared voting power over 1,191,883 shares, and shared dispositive power over 1,225,901 shares, which includes 648,010 shares held by Artisan Partners Funds, Inc., an investment company. The statement indicates that such shares had been acquired on behalf of discretionary clients of Artisan Partners, persons other than Artisan Partners are entitled to receive all dividends from and proceeds from the sale of such shares. Artisan Partners Holdings LP (“Artisan Holdings”), the sole limited partner of Artisan Partners, and Artisan Investments GP LLC, the general partner of Artisan Partners, may be deemed to beneficially own the shares held by Artisan Partners. Artisan Partners Asset Management Inc., the general partner of Artisan Holdings, may be deemed to beneficially own all shares held by Artisan Holdings.

(15)	Shares shown as beneficially owned by the NEO do not include shares issuable upon exercise of SAR, which are exercisable or may be exercised within 60 days of January 27, 2016, because none of the outstanding SAR were in-the-money as of January 27, 2016. As of January 27, 2016, the total number of SAR held by NEOs were 466,470 and held as follows: (a) 419,178 SAR for Mr. Hart, (b) 17,292 SAR for Mr. Webb, and (c) 30,000 SAR for Mr. Perri. The actual number of shares to be issued to a NEO who exercises a SAR will be based on the net exercise value (that is, the market price per share of our stock on the date of exercise, minus the exercise price) times the number of SAR exercised, minus applicable taxes withheld in the form of shares.

(16)	Shares shown as beneficially owned by the NEO do not include shares issuable upon exercise of Performance-Based Options, which may be exercisable within 60 days of January 27, 2016, because none of the vested Performance-Based Options had met the stock price contingency as of January 27, 2016. As of January 27, 2016, the total number of Performance-Based Options held by NEOs was 453,333, of which 163,703 had vested. The Performance-Based Options were held as follows: (a) 285,714 total Performance-Based Options (103,174 vested) for Mr. Hart, (b) 95,238 total Performance-Based Options (34,391 vested) for Mr. Webb, and (c) 72,381 total Performance-Based Options (26,138 vested) for Mr. Perri.

Exhibit A-1

*** SUBJECT TO COMPLETION ***

SPECIAL MEETING REQUEST FORM

February , 2016

Via Registered Mail and Personal Delivery

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037
Attention: Secretary

Re:	Request for Special Meeting of Shareholders of PICO Holdings, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 2.3 of the Company’s Amended and Restated Bylaws (Amended and Restated as of May 15, 2009) (the “Bylaws”), this letter constitutes a request to call a special meeting of the shareholders of the Company (the “Special Meeting”) on the date indicated below by Leder Holdings Opportunity Fund LLC, a Delaware limited liability company (“LH”), on its own behalf as the holder of record of 1,000 shares of common stock,  of the Company (“Common Stock”) and on behalf of all other shareholders of the Company submitting WHITE Request Cards authorizing LH to submit this Special Meeting Request Form on their behalves in respect of their shares of common stock, and who collectively are entitled to cast in the aggregate not less than 10% of the votes at that Special Meeting.

The proposals to be presented to the shareholders by LH at the Special Meeting, and the reasons for presenting such proposals to the Special Meeting, are as set for in the Consent Statement of LH and its affiliates filed with the Securities and Exchange Commission on February __, 2016, which is incorporated herein by reference.

Additional information concerning the persons on whose behalf this Special Meeting Request Form is being submitted is contained in Annex A, which is incorporated in this Special Meeting Request Form.

All further correspondence on this matter, including any contention that this Special Meeting Request Form is in any way defective or deficient, should be addressed to ____________________.

Very truly yours,

LEDER HOLDINGS OPPORTUNITY FUND LLC

By:
Sean M. Leder
Manager

Requested Meeting Date:  __________, 2016

ANNEX A

ADDITIONAL INFORMATION

1.	The names and addresses of the requesting shareholders, as they appear on the Company’s books, and of the beneficial owners affiliated with the record holders who are participating in the request to hold the Special Meeting (“beneficial holders”).

2.	The class or series and number of shares of capital stock of the Company that are, directly or indirectly, owned beneficially and of record by such shareholders and by such beneficial owners.

3.	Any derivative positions with respect to shares of capital stock of the Company held or beneficially held by or on behalf of such shareholders and by or on behalf of such beneficial owners, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to the shares of capital stock of the Company by or on behalf of such shareholders and by or on behalf of such beneficial owners, and the extent to which any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such shareholders and such beneficial owners with respect to shares of capital stock of the Company.

Exhibit A-2

PRELIMINARY COPY SUBJECT TO
COMPLETION

[FORM OF WHITE REQUEST CARD]

SOLICITATION OF CONSENTS TO REQUEST A SPECIAL

MEETING OF PICO HOLDINGS, INC. SHAREHOLDERS

THIS CONSENT IS BEING SOLICITED BY LEDER HOLDINGS, LLC LH BROKERAGE, LLC
LEDER HOLDINGS OPPORTUNITY FUND LLC AND SEAN M. LEDER AND NOT BY PICO HOLDINGS, INC. OR THE BOARD OF DIRECTORS OF PICO HOLDINGS, INC.

Please sign and date this WHITE Request Card and return it in the postage-paid envelope provided or return it to: Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036, Attn: _______.

If so indicated below on this WHITE Request Card, the undersigned shareholder hereby appoints Leder Holdings Opportunity Fund LLC proxy, with full power of substitution, to complete, execute and submit the Special Meeting Request Form substantially in the form attached as Exhibit A-l to the Consent Statement filed with the Securities and Exchange Commission by Leder Holdings, LLC on February __, 2016, and any modifications, amendments or updates not inconsistent therewith, to any officer of PICO Holdings, Inc. (which we refer to as the “Company”) authorized to receive the Special Meeting Request Form under Section 2.3 of the Company’s Amended and Restated Bylaws.  The Special Meeting Request Form is Exhibit A-1 to the Consent Statement filed by Leder Holdings, LLC with the Securities and Exchange Commission on ______ February __, 2016, and requests that the Company call a Special Meeting of shareholders to act on the proposals set forth in the Consent Statement.  These include Proposal 1 to amend Section 2.13(b) of the Bylaws of the Company to allow shareholders to nominate directors at a special meeting of shareholders without the authorization of the Board; Proposal No. 2 to remove five directors, if Proposal 1 is approved; and Proposal 3 to elect five directors, if Proposals 1 and 2 are approved.

THIS WHITE REQUEST CARD, WHEN PROPERLY EXECUTED, WILL AUTHORIZE LEDER HOLDINGS OPPORTUNITY FUND LLC TO EXECUTE THE SPECIAL MEETING REQUEST FORM ON BEHALF OF THE UNDERSINGED SHAREHOLDER, BUT WILL NOT GRANT LEDER HOLDINGS OPPORTUNITY FUND LLC AUTHORITY TO VOTE ON ANY MATTER PRESENTED AT THE SPECIAL MEETING. A PROPERLY EXECUTED WHITE REQUEST CARD FOR WHICH NO INSTRUCTION IS GIVEN WILL GRANT LEDER HOLDINGS OPPORTUNITY FUND LLC AUTHORITY TO EXECUTE THE SPECIAL MEETING REQUEST FORM ON BEHALF OF THE UNDERSIGNED SHAREHOLDER.

The undersigned shareholder AUTHORIZES execution of the Special Meeting Request Form on behalf of the undersigned shareholder.	☐

The undersigned shareholder DOES NOT AUTHORIZE execution of the Special Meeting Request Form on behalf of the undersigned shareholder.	☐

Shareholder Name

Shareholder Address

Signature

Joint Signature (Title)

Date

Please list the shareholder address as it appears in the Company’s books. Please sign exactly as name appears hereon.  Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign partnership name by authorized person, giving full title.

Exhibit A-3

ADDITIONAL INFORMATION FORM
IN CONNECTION WITH THE REQUEST OF A
SPECIAL MEETING OF PICO HOLDINGS, INC. SHAREHOLDERS

The following information is being requested from shareholders of PICO Holdings, Inc. (the “Company”) who complete WHITE Request Cards authorizing Leder Holdings Opportunity Fund LLC to submit a Special Meeting Request Form to call a special meeting of shareholders of the Company for the purposes set forth in the Definitive Consent Statement of Leder Holdings, LLC, filed with the Securities and Exchange Commission on February __, 2016.  This information will be used solely for the purposes of submitting it to the Company pursuant to Section 2.13(a)(ii)(C) of the Company’s Bylaws along with the Special Meeting Request Form, to avoid any challenge to the Special Meeting Request Form, although we believe that submission of the information is not required.

If a shareholder completes and returns a WHITE Request Card authorizing Leder Holdings Opportunity Fund LLC to submit the Special Meeting Request Form on its behalf, but does not also submit the Additional Information Form, Leder Holdings Opportunity Fund LLC may not be able to give effect to the WHITE Request Card furnished by that shareholder.

Requested Information

Name of shareholder submitting the WHITE Request Card:

Address of shareholder submitting the WHITE Request Card:

Number of shares of the Company’s common stock owned by shareholder submitting the WHITE Request Card of record:

Number of shares of the Company’s common stock owned by shareholder submitting the WHITE Request Card beneficially:

Bank(s), broker(s) or other nominee(s) through whom the shareholder submitting the WHITE Request Card owns shares of the Company’s common stock beneficially (If more than one, specify number of shares held by each):

Does the shareholder submitting the WHITE Request Card hold any derivative positions with respect to shares of the Company’s common stock held beneficially or of record, by it or on its behalf?	☐ YES ☐ NO If Yes, please provide details below.

Has the shareholder submitting the WHITE Request Card entered into any hedging or other transaction or series of transactions with respect to the shares of the Company’s common stock held beneficially or of record, by it or on its behalf?
☐ YES ☐ NO If Yes, please provide details below.

Is the shareholder submitting the WHITE Request Card a party to any other agreement, arrangement or understanding the effect or intent of which is to increase or decrease voting power with respect to shares of the Company’s common stock?
☐ YES ☐ NO If Yes, please provide details below.

ADDITIONAL INFORMATION FORM
IN CONNECTION WITH THE REQUEST OF A
SPECIAL MEETING OF PICO HOLDINGS, INC. SHAREHOLDERS (continued)

Details with respect to derivative, hedging or voting arrangements, if any:

Signature:	Date:
Name:
Title:

Contact information if Leder Holdings has any questions regarding the information furnished above, which will NOT be provided to the Company:

Name of contact person:
Telephone number:
Email address:

If you own your shares of common stock of record, you should submit the Additional Information Form together with your WHITE Request Card by mailing it to the Information Agent in the envelope provided to you together with this Consent Statement. If you own your shares of common stock in street name — that is through a bank, broker or other nominee — you must submit the information directly to our Information Agent at the following address:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036
(212) 297-0720
Shareholders Call Toll-Free at: (855) 208-8901
E-mail: info@okapipartners.com